Exhibit 99.2

YY Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: YY)

________

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 28, 2016

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of YY Inc. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on November 28, 2016 at 2:00 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on October 19, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://investors.yy.com/, or by contacting YY Inc. at ir@yy.com, or by writing to YY Inc. at Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, The People’s Republic of China, telephone: +86 (20) 2916-2000.

By Order of the Board of Directors,

/s/ David Xueling Li
David Xueling Li
Chairman of the Board of Directors

Guangzhou, October 11, 2016